UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 9, 2022

DUDDELL STREET ACQUISITION CORP.

(Exact Name of Registrant as specified in its Charter)

Cayman Islands	001-39672	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8/F Printing House, 6 Duddell Street Hong Kong	00000
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: + 852 3468 6200

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	DSAC	Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	DSACW	Nasdaq Capital Market
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	DSACU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Amendment to the Business Combination Agreement

As previously disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2021 (the “Current Report”), on November 7, 2021, Duddell Street Acquisition Corp., a Cayman Islands exempted company (“DSAC”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among DSAC, Grassroots Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and FiscalNote Holdings, Inc., a Delaware corporation (“FiscalNote”).  The Business Combination Agreement provides for, among other things, the following transactions on the closing date: (i) DSAC will domesticate as a Delaware corporation (“Newco”, and such transaction, the “Domestication”) and, in connection with the Domestication, (A) each then issued and outstanding Class A ordinary share of DSAC will convert automatically into one share of Class A common stock of Newco (the “Newco Class A Common Stock”), (B) each then issued and outstanding Class B ordinary share of DSAC will convert automatically into one share of Newco Class A Common Stock, and (C) each then issued and outstanding common warrant of DSAC will convert automatically into one warrant to purchase one share of Newco Class A Common Stock; and (ii) at least one day after the Domestication, Merger Sub will merge with and into FiscalNote, with FiscalNote as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Newco (the “Merger”). The Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination” and the closing of the Business Combination is referred to as the “Closing.”

On May 9, 2022, DSAC, FiscalNote and Merger Sub entered into a First Amendment to the Business Combination Agreement (the “Amendment”).  Pursuant to the Amendment, the parties thereto agreed to (i) an additional triggering event (the volume-weighted average price of the Newco Class A Common Stock for certain trading periods post-Closing reaching $10.50) for issuing an additional tranche of earnout consideration pursuant to the Business Combination Agreement, (ii) an extension of the Termination Date (as defined in the Business Combination Agreement) to August 7, 2022 and (iii) a bonus issuance of 0.57 shares of Newco Class A Common Stock to the holders of DSAC’s Class A ordinary shares that do not elect to redeem their shares for each share of Newco Class A Common Stock received by such holders in the Domestication and to the Backstop Purchasers (as defined below) for each Backstop Purchase Share (as defined below) pursuant to the Backstop Amendment (as defined below). In addition, certain provisions of the Business Combination Agreement were amended to reflect the transactions contemplated by the Debt Commitment Letter (as defined below), the termination of the Subscription Agreements (as defined below) and the removal of the PIPE Financing (as defined below).

The foregoing description of the Amendment is subject to and qualified in its entirety by reference to the full text of the Amendment, a copy of which is included as Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Termination of the PIPE Financing

As previously disclosed in the Current Report, in connection with the signing of the Business Combination Agreement, DSAC entered into subscription agreements (the “Subscription Agreements”) with certain investors, including affiliates of DSAC’s sponsor, pursuant to which such investors agreed to subscribe for and purchase, and DSAC agreed to issue and sell to such investors, on the closing date of, and immediately prior to (but subject to), the Merger, an aggregate of 10,000,000 shares of Newco Class A Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $100,000,000 (the “PIPE Financing”).

In connection with the execution of the Amendment and the Debt Commitment Letter, the parties to the Subscription Agreements agreed to terminate such agreements and the transactions contemplated thereby.

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Amendment to the Backstop Agreement

As previously disclosed in the Current Report, in connection with the signing of the Business Combination Agreement, DSAC and certain affiliates of its sponsor (the “Backstop Purchasers”) entered into a backstop agreement (the “Backstop Agreement”) whereby the Backstop Purchasers have agreed, subject to the other terms and conditions included therein, at the BPS Closing (as defined in the Backstop Agreement), to subscribe for shares of Newco Class A Common Stock in order to fund any redemptions by shareholders of DSAC in connection with the Business Combination, in an amount of up to $175,000,000.

On May 9, 2022, in connection with the execution of the Amendment, DSAC and the Backstop Purchasers entered into an Amendment to the Backstop Agreement (the “Backstop Amendment”). Pursuant to the Backstop Amendment, DSAC has agreed to a bonus issuance to each Backstop Purchaser of 0.57 shares of Newco Class A Common Stock for each Backstop Purchase Share (as defined in the Backstop Agreement) (“Backstop Purchase Share”) immediately prior to the effective time of the Merger.

The foregoing description of the Backstop Amendment is subject to and qualified in its entirety by reference to the full text of the Backstop Amendment, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On May 9, 2022, DSAC and FiscalNote issued a joint press release announcing their entry into the Amendment, FiscalNote Inc.’s entry into the Debt Commitment Letter and the other developments described herein. The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 8.01 Other Events

On May 9, 2022, FiscalNote, Inc., a wholly owned indirect subsidiary of FiscalNote, entered into a debt commitment letter (the “Debt Commitment Letter”) with Runway Growth Finance Corp., ORIX Growth Capital, LLC, Clover Orochi LLC and ACM ASOF VIII SaaS FinCo LLC (the “Commitment Parties”), pursuant to which the Commitment Parties have committed to provide term loans to FiscalNote, Inc. concurrent with the Closing, which funds are expected to be used, in part, to retire certain existing indebtedness of FiscalNote and its subsidiaries, as well as for working capital and general corporate purposes (the “Debt Financing”). The Debt Financing is expected to consist of a senior secured term loan facility in an aggregate principal amount of up to $150.0 million. The annual interest is expected to consist of the greater of (a) Prime Rate (as referenced in the Debt Commitment Letter) plus 5.0% and (b) 9.0% and PIK interest (as referenced in the Debt Commitment Letter) of 1.00%. The term loan facility is expected to mature five years after the Closing.

The funding of the Debt Financing is expected to be contingent on the satisfaction or waiver of certain conditions set forth in the Debt Commitment Letter, including, without limitation, execution and delivery of definitive documentation consistent with the final terms of the Debt Commitment Letter and a requirement for unrestricted cash on the balance sheet of Newco on a consolidated basis (after giving effect to the Business Combination and the other transactions contemplated by the Business Combination Agreement) to be no less than $100 million. The funding of the Debt Financing is available until the earliest of (a) the termination of the Business Combination Agreement by FiscalNote, prior to closing of the Merger, (b) the consummation of the Merger without the use of the Debt Financing and (c) 11:59 p.m., New York City time, on August 7, 2022.

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Additional Information and Where to Find It

For additional information on the proposed Business Combination, see the relevant materials that DSAC has filed with the SEC, including a registration statement on Form S-4 (the “Form S-4”) with the SEC, which includes a proxy statement/prospectus of DSAC. DSAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed or to be filed with the SEC in connection with the proposed Business Combination, as these materials contain important information about FiscalNote, DSAC and the proposed Business Combination. Promptly after the Form S-4 is declared effective by the SEC, DSAC will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the Business Combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of DSAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Business Combination. The documents filed by DSAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

DSAC and its directors and executive officers may be deemed participants in the solicitation of proxies from DSAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in DSAC are included in the proxy statement/prospectus for the Business Combination, which is available at www.sec.gov. Information about DSAC’s directors and executive officers and their ownership of DSAC shares are other information regarding the interests of the participants in the proxy solicitation are also included in the proxy statement/prospectus pertaining to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DSAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the Business Combination when available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and DSAC, FiscalNote’s estimated future results and the proposed Business Combination between DSAC and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed Business Combination. Such forward-looking statements are based upon the current beliefs and expectations of DSAC’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond DSAC’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

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Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither DSAC nor FiscalNote undertakes any duty to update these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1	Amendment to Agreement and Plan of Merger, dated as of May 9, 2022, by and among Duddell Street Acquisition Corp., Grassroots Merger Sub, Inc. and FiscalNote Holdings, Inc.
10.1	First Amendment to Backstop Agreement, dated as of May 9, 2022, by and among Duddell Street Acquisition Corp. and certain backstop purchasers.
99.1	Joint Press Release, dated May 9, 2022.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 9, 2022	DUDDELL STREET ACQUISITION CORP.

	By:	/s/ Manoj Jain
	Name:	Manoj Jain
	Title:	Chief Executive Officer

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